Faegre Drinker Biddle & Reath LLP

320 S. Canal Street, Suite 3300

Chicago, IL 60606

(312) 569-1000 (Phone)

(312) 569-3000 (Facsimile)

www.faegredrinker.com

January 31, 2025

VIA EDGAR TRANSMISSION

U.S. Securities and Exchange Commission

100 F Street, N.E.

Washington, D.C. 20549

Attention: Lauren Hamilton

Re:	RiverNorth/DoubleLine Strategic Opportunity Fund, Inc. (the “Fund”)

(File Nos. 333-282688; 811-23166)

Dear Ms. Hamilton:

The following responds to the comments of the staff of the Securities and Exchange Commission (“Staff”) that you provided by telephone on December 6, 2024, and January 28, 2025, relating to the Fund’s June 30, 2024 annual report filed with the Securities and Exchange Commission on Form N-CSR on September 6, 2024 (the “Annual Report”).

For your convenience, the Staff’s comments are summarized below and each comment is followed by the Registrant’s response.

1.	Comment: The “Use of Leverage” section of the Annual Report states the following: “The Fund also invests in reverse repurchase agreements, total return swaps and derivatives or other transactions with leverage embedded in them in a limited manner or subject to a limit on leverage risk calculated based on value-at-risk, as required by Rule 18f-4 under the 1940 Act. These additional transactions will not cause the Fund to pay higher advisory or administration fee rates than it would pay in the absence of such transactions. However, these transactions entail additional expenses (e.g., transaction costs) which are borne by the Fund.”

Please supplementally explain how this statement is not contradictory to the following disclosures: (i) Footnote 2 of the Fee Table which states: “The management fee is charged as a percentage of the Fund’s average daily Managed Assets, as opposed to net assets. With leverage, Managed Assets are greater in amount than net assets, because Managed Assets include borrowings for investment purposes. The market value of the Fund’s derivatives are used for purposes of calculating Managed Assets. The management fee of 1.00% of the Fund’s Managed Assets represents 1.56% of net assets attributable to Common Shares assuming the use of leverage in an amount of 35.73% of the Fund’s Managed Assets. The Fund’s Managed Assets for the fiscal year ended June 30, 2024 (which includes the use of leverage discussed in footnote (4)) were multiplied by the annual advisory fee rate and then divided by the Fund’s average net assets for the same period to calculate the management fee as a percentage of the Fund’s net assets attributable to Common Shares. Since the Fund has Preferred Shares outstanding, the management fee and certain other expenses as a percentage of net assets attributable to Common Shares is higher than if the Fund did not utilize a leveraged capital structure.” and (ii) the following disclosure under “Effects of Leverage”: “During the time in which the Fund is using leverage, the amount of the fees paid to the Adviser (and from the Adviser to the Subadviser) for investment management services (and subadvisory services) is higher than if the Fund did not use leverage because the fees paid are calculated based on the Fund’s Managed Assets.” In addition, please supplementally confirm that all other entities advised by RiverNorth Capital Management, LLC ("RiverNorth") that contain similar disclosure in filings will remove such disclosure in applicable filings going forward.

Response: The Fund will remove the following disclosure in all future Fund filings going forward: “These additional transactions will not cause the Fund to pay higher advisory or administration fee rates than it would pay in the absence of such transactions.” RiverNorth also confirms that all other RiverNorth-advised entities that contain similar disclosure will remove such disclosure in applicable filings going forward.

2.	Comment: The Staff noted that the fund has a distribution policy or practice of maintaining a specified level of distributions and paid a return of capital during the fiscal year ended June 30, 2024. Please include a discussion of the extent to which the Fund’s distribution policy resulted in distributions of capital or impacted strategies or NAVs.

Response: The Fund confirms that it will include a discussion of the extent to which the Fund's distribution policy resulted in distributions of capital or impacted strategies or NAVs going forward.

3.	Comment: Footnote (n) to the Summary Schedule of Investments states “Pay-in-kind securities. Rate paid in-kind is shown in parenthesis.” Please confirm that the rate indicated on the Summary Schedule of Investments is the rate that is paid in-kind and clarify the disclosure going forward as there are no parenthesis associated with these securities.

Response: The Fund so confirms and will clarify the disclosure going forward.

4.	Comment: Please supplementally explain what the line item on the balance sheet relates to that is entitled “Dividend payable – redeemable preferred stock.” The Staff notes that there is no other mention of redeemable preferred stock within the Annual Report.

Response: The reference in Balance Sheet is incorrectly labeled, it is a non-use fee for the credit agreement with BNP Paribas. The Fund confirms that this will be correctly labeled going forward.

5.	Comment: If applicable, please add a footnote to the Financial Highlights stating that sales loads are not reflected in total return.

Response: The Fund confirms that it will, going forward, include the requested information when applicable.

6:	Comment: The Fund reported high portfolio turnover for the year ended June 30, 2024. Please supplementally explain if active and frequent trading is part of the Fund’s principal investment strategy, and if so, how the risks related to portfolio turnover are addressed in the prospectus.

Response: The Fund confirms that active and frequent trading is not part of the Fund’s principal investment strategy, however, the Fund will include the requested disclosure going forward.

7.	Comment: Note 4 to the Financial Statements states, “The Fund also paid the Adviser $39,945 in chief compliance officer ("CCO") fees, of which $10,853 remained payable at June 30, 2024.” Please clarify this disclosure going forward.

Response: The Fund confirms that it will clarify the disclosure going forward.

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We trust that the foregoing is responsive to your comments. Questions and comments concerning this filing may be directed to the undersigned at 312-569-1107.

Sincerely,

/s/ David L. Williams
David L. Williams